

OLD MUTUAL®

Funds II

SUMMARY PROSPECTUS

July 27, 2010

Old Mutual Barrow Hanley Core Bond Fund
Institutional Class (ticker symbol: OCBIX)

Before you invest in the Fund, you may want to review the Fund's statutory prospectus and statement of additional information, which contain more information about the Fund and its risks. You may find the Fund's statutory prospectus, statement of additional information, and other information about the Fund online at https://www.fundinsite.com/site/old-mutual-funds.aspx. You may also obtain this information at no cost by calling 888-772-2888 or by sending an email request to oldmutual@fundinsite.com. The Fund's statutory prospectus and statement of additional information, both dated July 27, 2010, are incorporated by reference into this summary prospectus.

INVESTMENT OBJECTIVE

The Fund seeks to maximize total return.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Fees and Expenses Table

	Institutional Class
Shareholder Fees	
(fees paid directly from your investment)	
Short Term Redemption/Exchange Fee	
(as a percentage of amount redeemed or exchanged)	2.00%
Maximum Account Fee	
(assessed annually on certain accounts under $1,000)	$12.00
Annual Fund Operating Expenses	
(expenses that you pay each year as a percentage of	
the value of your investment)	
Management Fees	0.60%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	
Other Operating Expenses	0.18%
Acquired Fund Fees and Expenses	0.01%
Total Other Expenses	0.19%
Total Annual Operating Expenses[1]	0.79%
Expense (Reduction)/Recoupment	(0.08%)
Total Annual Operating Expenses Total Annual Operating Expenses After Expense (Reduction)/Recoupment[2]	0.71%

(1) Total Annual Operating Expenses do not correlate to the Ratio of Gross Expenses to Average Net Assets of the Fund stated in the Financial Highlights, which reflects the operating expenses of the Fund and does not include Acquired Fund Fees and Expenses.

(2) These are the expenses you should expect to pay as an investor in this Fund as a result of Old Mutual Capital's contractual agreement, which extends through December 31, 2011, to reimburse expenses incurred by each class of the Fund to the extent necessary to limit class expenses and Fund level expenses so that annual fund operating expenses do not exceed 0.70% for Institutional Class shares of the Fund. The expense limitation agreement may be amended or continued beyond December 31, 2011 by written agreement of the parties.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	Your Cost			
	1 Year	**3 Years**	**5 Years**	**10 Years**
Institutional Class	$73	$245	$431	$970

PORTFOLIO TURNOVER

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 114.66% of the average value of its portfolio.

PRINCIPAL INVESTMENT STRATEGIES

To pursue its investment objective, the Fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in fixed income securities of varying maturities. Fixed income securities may include U.S. government securities, including Treasury and agency securities, corporate obligations, inflation-indexed securities, commercial and residential mortgage-backed securities, collateralized mortgage obligations, and asset-backed securities. The Fund's investments in U.S. government securities include securities issued by or guaranteed by the U.S. government or its agencies or federally-chartered corporate entities referred to as "instrumentalities." The Fund may invest up to 25% of its total assets in U.S. dollar denominated foreign debt obligations. The Fund also may invest up to 20% of its total assets in non-investment grade securities or, if unrated, securities determined by Barrow Hanley to be of comparable quality.

The Fund has no limitations on the range of maturities of the fixed income securities in which it can invest and, therefore, may hold bonds with short-, medium-, or long-term maturities. Barrow Hanley will generally maintain an average portfolio duration that ranges from 80% to 120% of the average duration of the Barclays Capital U.S. Aggregate Bond Index. Barrow, Hanley, Mewhinney & Strauss, LLC ("Barrow

Hanley") will attempt to maintain an overall weighted average portfolio credit quality at a rating of "AA" (or equivalent) or higher from any nationally recognized statistical rating organization ("NRSRO").

PRINCIPAL RISKS

Like all investments in securities, you risk losing money by investing in the Fund. The main risks of investing in this Fund are:

Credit Risk. The value of the debt securities held by the Fund fluctuates with the credit quality of the issuers of those securities. Credit risk relates to the ability of the issuer to make payments of principal and interest when due, including default risk. U.S. Government Securities are obligations of, or guaranteed by, the U.S. Government, its agencies or government-sponsored enterprises. U.S. Government Securities are subject to market and interest rate risk, and may be subject to varying degrees of credit risk. Some U.S. Government Securities are issued or guaranteed by the U.S. Treasury and are supported by the full faith and credit of the United States. Other types of U.S. Government Securities are supported by the full faith and credit of the United States (but not issued by the U.S. Treasury). These securities have the lowest credit risk. Still other types of U.S. Government Securities are: (1) supported by the ability of the issuer to borrow from the U.S. Treasury; (2) supported only by the credit of the issuing agency, instrumentality or government-sponsored corporation; or (3) supported by the United States in some other way. These securities may be subject to greater credit risk. U.S. Government Securities include zero coupon securities, which tend to be subject to greater market risk than interest-paying securities of similar maturities.

Interest Rate Risk. When interest rates change, the value of the Fund's holdings will be affected. An increase in interest rates tends to reduce the market value of debt securities, while a decline in interest rates tends to increase their values. Securities with longer durations tend to be more sensitive to interest rate changes than securities with shorter durations.

Prepayment Risk. This risk relates primarily to mortgage-backed securities. During a period of declining interest rates, homeowners may refinance their high-rate mortgages and prepay the principal. Cash from these prepayments flows through to prepay the mortgage-backed securities, necessitating reinvestment in bonds with lower interest rates, which may lower the return of the Fund.

High Yield Risk. The Fund may invest in high yield securities (commonly known as "junk bonds") which may be subject to greater levels of interest rate, credit and liquidity risk than investment grade securities. These securities may be considered speculative with respect to the issuer's continuing ability to make principal and interest payments. An economic downturn or period of rising interest rates could adversely affect the market for high yield bonds and reduce the Fund's ability to sell these securities (liquidity risk). High yield issuers may have a larger amount of outstanding debt relative to their assets than issuers of investment grade bonds. In the event of an issuer's bankruptcy, claims of other creditors may have priority over the claims of high yield bond holders, leaving few or no assets available to repay high yield bond holders. If the issuer of a security is in default with respect to interest or principal payments, the Fund may lose its investment in the issue. Prices of high yield bonds are subject to extreme price fluctuations. Adverse changes to the issuer's industry and general economic conditions may have a greater impact on the prices of high yield bonds than on those of other higher rated fixed-income securities. The Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting issuer.

Changes in Debt Ratings. If a rating agency gives a debt security a lower rating, the value of the security may decline because investors may demand a higher rate of return.

PERFORMANCE INFORMATION

The following bar chart and performance table illustrate the risks of investing in the Fund by showing how the Fund's average annual returns compare to those of an unmanaged securities index. All performance figures reflect the reinvestment of dividends and capital gains distributions. The Fund's past performance, both before and after taxes, does not guarantee how it will perform in the future.



Year-by-Year Total Returns through December 31, 2009 – Institutional Class Shares

	2008	2009
	5.26%	11.20%

The Fund's Institutional Class shares year-to-date return as of June 30, 2010 was 4.99%.

Best Quarter:	
9/30/09	4.97%

Worst Quarter:	
6/30/08	(1.24%)

The table below compares the average annual total return information for the Fund's Institutional Class shares to the Barclays Capital U.S. Aggregate Bond Index (the "Index"), a widely recognized, unmanaged index that measures U.S. dollar-denominated, investment grade, fixed-rate, taxable bond market of securities registered with the Securities and Exchange Commission. The Index includes bonds from the U.S. Treasury, government-related, corporate, mortgage-backed, asset-backed, and commercial mortgage-backed sectors.

Average Annual Total Returns as of December 31, 2009

	Inception (or "as of") Date	Past 1 Year	Past 5 Years	Life of Fund
Institutional Class	11/19/07			
Before Taxes		11.20%	N/A	8.26%
After Taxes on Distributions		8.65%	N/A	6.00%
After Taxes on Distributions and Sale of Fund Shares		7.32%	N/A	5.74%
Barclays Capital U.S. Aggregate Bond Index	11/19/07			
(Reflects No Deduction for Fees, Expenses or Taxes)		5.93%	N/A	5.74%

After-tax returns are calculated using the historically highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

MANAGEMENT

Investment Manager: Old Mutual Capital, Inc.
Investment Sub-Adviser: Barrow Hanley
Portfolio Managers:

Name	Title	Length of Service
David R. Hardin	Principal and Portfolio Manager	Since 1987
Mark C. Luchsinger, CFA	Principal and Portfolio Manager	Since 1998
J. Scott McDonald, CFA	Principal and Portfolio Manager	Since 1998
Deborah A. Petruzzelli	Principal and Portfolio Manager	Since 2004
John S. Williams, CFA	Principal and Portfolio Manager	Since 1983

PURCHASE AND SALE OF FUND SHARES

Institutional Class shares may be purchased by certain eligible investors and require a minimum initial investment of $1 million in the Fund. Eligible investors may also purchase Institutional Class shares with a minimum initial investment of $100,000 in the Fund provided they sign a letter of intent, committing them to increase that investment to a minimum investment of $1 million in the Fund within twelve months.

The Fund's distributor may waive the minimum initial investment amount at its discretion. No minimum applies to subsequent purchases effected by dividend reinvestment. Minimum initial investment means the net amount you invest in a Fund after the deduction of any applicable initial sales charge.

You may purchase or sell your shares of the Fund on any day the Fund is open for business by contacting your broker-dealer or other financial institution at which you maintain an account, or by contacting the Fund's transfer agent at 888-772-2888. Your broker-dealer or financial institution may charge you a fee for this service.

TAX INFORMATION

The Fund's distributions (other than a return of capital) generally are taxable to you as ordinary income, capital gains, or some combination of both, unless you are investing through a tax deferred arrangement such as a 401(k) plan or an IRA.

PAYMENTS TO BROKER-DEALERS AND OTHER FINANCIAL INTERMEDIARIES

If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary's Web site for more information.